Exhibit 99.1

ADC Therapeutics Announces Proposed Public Offering

Lausanne, Switzerland — September 21, 2020 — ADC Therapeutics SA (NYSE: ADCT), a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates for patients with hematological malignancies and solid tumors, announced today the commencement of a proposed underwritten public offering of 5,500,000 shares of its common shares. Certain existing shareholders expect to grant the underwriters a 30-day option to purchase up to 825,000 additional common shares. ADC Therapeutics will not receive any proceeds from the sale of such shares by the selling shareholders. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed.

Morgan Stanley, BofA Securities and Cowen are acting as joint book-running managers for the offering.

The offering will be made only by means of a prospectus. Copies of the preliminary prospectus relating to the offering may be obtained from Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email at prospectus@morganstanley.com; BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; or Cowen and Company, LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (833) 297-2926 or by email at PostSaleManualRequests@broadridge.com.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended. There is no intention or permission to publicly offer, solicit, sell or advertise, directly or indirectly, any securities of ADC Therapeutics SA, such as the common shares, in or into Switzerland within the meaning of the Swiss Financial Services Act ("FinSA") and these securities will not be listed or admitted to trading on the SIX Swiss Exchange or on any other regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to these securities, such as the common shares, constitutes or will constitute a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the common shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland.

About ADC Therapeutics

ADC Therapeutics SA (NYSE:ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to pivotal Phase 2 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR). In September 2020, ADC Therapeutics submitted a BLA to the US FDA for Lonca for the treatment of patients with relapsed or refractory DLBCL. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown an 86.5% ORR in HL patients in a Phase 1 clinical trial. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey.

Investors
Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
Tel.: +1 917-288-7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel.: +41 (0) 43 268 3231

USA Media
Annie Starr
6 Degrees
astarr@6degreespr.com
Tel.: +1 973-415-8838